UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78257 / July 8, 2016

Admin. Proc. File No. 3-17160

In the Matter of

GEO GLOBAL GROUP LTD.
  (F/K/A GEO GENESIS GROUP, LTD.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.).[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.), is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Geo Glob. Grp. Ltd. (f/k/a Geo Genesis Grp., Ltd.)*, Initial Decision Release No. 1009 (May 10, 2016), 114 SEC Docket 02, 2016 WL 2643452. The Central Index Key number for Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.), is 1449956.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GEO GLOBAL GROUP LTD. 　(F/K/A GEO GENESIS GROUP, LTD.)	INITIAL DECISION ON DEFAULT May 10, 2016

APPEARANCE:　　　Neil J. Welch, Jr., for the Division of Enforcement,
　　　　　　　　　　Securities and Exchange Commission

BEFORE:　　　　　Brenda P. Murray, Chief Administrative Law Judge

On March 8, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondent has securities registered with the Commission and is delinquent in its periodic filings. Respondent filed an answer on March 17, 2016, denying that it had securities registered with the Commission. *Geo Global Grp. Ltd.*, Admin. Proc. Rulings Release No. 3731, 2016 SEC LEXIS 1109 (ALJ Mar. 24, 2016).

On March 28, 2016, I received a copy of an email from Respondent's counsel, Andrew J. Befumo, to the Division of Enforcement, stating that Respondent wished to settle the proceeding and requesting a proposed offer of settlement. On April 5, 2016, Division counsel forwarded to my office an email from Mr. Befumo, announcing that Respondent had requested he withdraw as counsel. Division counsel also represented that Mr. Befumo stated that Respondent would not settle nor participate further in the proceeding.

Respondent did not appear at a prehearing conference on April 13, 2016. That same day, I issued an order to show cause that required Respondent to respond by May 6, 2016, showing why the registration of its securities should not be revoked by default due to its failure to appear at the scheduled prehearing conference or otherwise defend this proceeding. *Geo Global Grp. Ltd.*, Admin. Proc. Rulings Release No. 3781, 2016 SEC LEXIS 1365, at *2. I warned that if Respondent failed to respond to this order, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, Respondent has not responded to the order to show cause or otherwise defended the proceeding.

Respondent is in default for failing to appear at the prehearing conference or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .221(f). Accordingly, I find the allegations in the OIP to be true.

Findings of Fact

Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.), Central Index Key No. 1449956, is a Marshall Islands corporation located in Quingdao, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR12G registration statement on November 19, 2008.

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations, or through its failures to maintain valid addresses on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rule 13a-1 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual reports, even if the registration is voluntary under Exchange Act Section 12(g). *See* 17 C.F.R. § 240.13a-1. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondent violated Exchange Act Section 13(a) and Rule 13a-1.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268,

2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondent forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Geo Global Group Ltd. (f/k/a Geo Genesis Group, Ltd.), is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge